Filed pursuant to Rule 433

January 17, 2007

Relating to

Prospectus Supplement dated January 17, 2007 to

Prospectus dated November 3, 2003

Registration Statement No. 333-109597

Newcastle Investment Corp.

Pricing Sheet

$75,746,000

2,420,000 Shares of Common Stock

Issuer: Newcastle Investment Corp.

Symbol: NCT

Shares offered: 2,420,000 shares

Price to public: $31.30 per share

Gross Proceeds: $75,746,000

Trade date: 1/17/07

Closing date: 1/23/07

CUSIP: 65105M108

Underwriter: Morgan Stanley & Co. Incorporated

Use of proceeds: Newcastle intends to use the net proceeds from the offering to make investments in real estate securities and/or other real estate related assets and for general corporate purposes.

Newcastle is externally managed by Fortress Investment Group LLC. In connection with this offering, Newcastle granted to an affiliate of its manager an option to purchase 242,000 shares of common stock, representing 10% of the number of shares offered, at the public offering price of $31.30 per share.

Certain tax considerations:

•

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (as amended, the “2003 Act”) reduces the rate at which most individuals, trusts and estates are taxed on corporate dividends from a maximum of 38.6% (as ordinary income) to a maximum of 15% (the same as long-term capital gains) for the 2003 through 2010 tax years. With limited exceptions, however, dividends from entities that are taxed as REITs are generally not eligible for the reduced rates, and will continue to be taxed at rates applicable to ordinary income, which, pursuant to the 2003 Act, will be as high as 35% through 2010.

•	The IRS has recently issued guidance on the treatment of excess inclusion income earned by REITs. According to that newly issued guidance:
•

A REIT’s excess inclusion income, including any excess inclusion income generated by a residual interest in a REMIC or an equity interest in a disregarded subsidiary that is treated as a TMP, must be allocated among the REIT’s stockholders in proportion to the dividends paid by the REIT. A REIT is required to notify stockholders of the amount of “excess inclusion income” allocated to them. Newcastle intends to comply with that requirement.

•	A U.S. holder may not use net operating loss carryforwards to offset the holder’s share of Newcastle’s excess inclusion income.
•

A non-U.S. holder’s share of Newcastle’s excess inclusion income will be subject to U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption.

•	A tax-exempt holder’s share of Newcastle’s excess inclusion income will be subject to the unrelated business income tax.
•

To the extent that Newcastle’s excess inclusion income is allocated to a tax-exempt holder that is not subject to the unrelated business income tax (such as a government entity or charitable remainder trust), Newcastle may be subject to tax on this income at the highest applicable corporate tax rate (currently 35%). In that case, Newcastle may seek to recoup that tax by reducing the amount of dividends that would otherwise be payable to such a holder.

•

The manner in which excess inclusion income is calculated, or would be allocated to stockholders, including allocations among shares of different classes of stock, is not clear under current law. As required by IRS guidance, Newcastle must make such determinations using a reasonable method.

•

A holder that is a partnership or trust which has issued an equity interest to certain types of tax exempt organizations, or a person who holds Newcastle’s stock as nominee on behalf of such a tax exempt organization may be subject to a special entity-level tax if we make distributions attributable to excess inclusion income.

All holders should contact their respective tax advisors concerning the treatment of excess inclusion income allocated to them.

ERISA considerations: The Pension Protection Act of 2006, which became effective August 18, 2006, contains an amendment that added Section 3(42) to ERISA, providing a statutory definition of “plan assets”. Newcastle notes that the sentence in its prospectus dated November 3, 2003 that reads: “The term ‘plan assets’ is not defined by ERISA or the tax code”, is no longer accurate as a result of this amendment to ERISA.  While this recent amendment creates the first statutory definition of “plan assets”, it does not materially affect this offering, as the definition of “publicly offered securities” set forth in the Plan Assets Regulation was not altered. Therefore ownership of Newcastle’s common stock should continue to be excepted from treatment as “plan assets” under ERISA and the Internal Revenue Code.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

2